UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 5)
Under the Securities Exchange Act of 1934

ATI Physical Therapy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00216W208
(CUSIP Number)

Laura Torrado c/o Knighthead Capital Management, LLC 280 Park Avenue, 22nd Floor New York, NY 10017 (212) 356-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO: Brian Resnick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

January 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W208

1.	Names of Reporting Persons Knighthead Capital Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,700,453(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,700,453(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,700,453(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 59.1%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 5,700,453 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 258,600 shares of Class A Common Stock, (ii) 42,198 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (iii) 63,145 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iv) 5,336,510 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”), including the accrued interest as of December 31, 2023.

(2)	Calculated based on (i) 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (the “Reverse Stock Split”)), (ii) 105,343 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 5,336,510 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

CUSIP No. 00216W208

1.	Names of Reporting Persons Knighthead Master Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,065,791(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,065,791(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,791(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 21.4%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 2,065,791 shares of Class A Common Stock, including (i) 105,587 shares of Class A Common Stock, (ii) 17,905 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (iii) 26,857 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iv) 1,915,442 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

(2)	Calculated based on (i) 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the Reverse Stock Split), (ii) 105,343 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 5,336,510 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

CUSIP No. 00216W208

1.	Names of Reporting Persons Knighthead (NY) Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 611,465(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 611,465(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 611,465(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 6.3%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 611,465 shares of Class A Common Stock, including (i) 33,005 shares of Class A Common Stock, (ii) 5,284 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (iii) 7,926 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iv) 565,250 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

(2)	Calculated based on (i) 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the Reverse Stock Split), (ii) 105,343 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 5,336,510 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

CUSIP No. 00216W208

1.	Names of Reporting Persons Knighthead Annuity & Life Assurance Company
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,068,259(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,068,259(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,259(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 21.4%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 2,068,259 shares of Class A Common Stock, including (i) 82,398 shares of Class A Common Stock, (ii) 8,226 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (iii) 12,339 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iv) 1,965,296 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

(2)	Calculated based on (i) 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the Reverse Stock Split), (ii) 105,343 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 5,336,510 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

CUSIP No. 00216W208

1.	Names of Reporting Persons Knighthead Distressed Opportunities Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 954,938(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 954,938(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 954,938(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 9.9%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 954,938 shares of Class A Common Stock, including (i) 37,610 shares of Class A Common Stock, (ii) 10,783 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (iii) 16,023 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iv) 890,522 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

(2)	Calculated based on (i) 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the Reverse Stock Split), (ii) 105,343 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 5,336,510 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

CUSIP No. 00216W208

1.	Names of Reporting Persons KHSU SPV LP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,965,296(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,965,296(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,965,296(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 20.4%(2)
14.	Type of Reporting Person (See Instructions) IA

(1)	Represents 1,965,296 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

(2)	Calculated based on (i) 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the Reverse Stock Split), (ii) 105,343 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 5,336,510 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of December 31, 2023.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2022, as amended by Amendment No. 1 filed with the SEC on September 28, 2022, Amendment No. 2 filed with the SEC on October 20, 2022, Amendment No. 3 filed with the SEC on April 21, 2023, and Amendment No. 4 filed with the SEC on June 20, 2023 (as amended, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Shares”) of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

The purchases of Shares reported in the Schedule 13D were made using funds from the working capital of the Knighthead Funds. A total of approximately $12,000,000 (excluding brokerage commissions) was paid to acquire the Shares reported in this Amendment No. 5.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 4,209,265 shares of Class A Common Stock issued and outstanding as of November 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 6, 2023 (as adjusted for the Reverse Stock Split).

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person, Mr. Wagner or Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

As a result of the agreements made pursuant to the A&R TSA (as defined and described in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Class A Common Stock covered by the agreements made pursuant to the TSA unless otherwise expressly stated herein.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As previously described in Amendment No. 3 to the Schedule 13D, on June 15, 2023 (the “Closing Date”), the Company completed a transaction (the “Transaction”) to enhance the Company’s liquidity, and as approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 13, 2023.

On the Closing Date, certain previously executed agreements became effective, including (i) Amendment No. 2 to Credit Agreement (the “Credit Agreement Amendment”), by, among others, ATI Holdings Acquisition, Inc., as borrower (“Opco”), Wilco Intermediate Holdings, Inc. (“Holdings”), Barclays Bank PLC, as administrative agent and issuing bank (the “Administrative Agent”), and the lenders party thereto (including certain of the Knighthead Funds), which amends that certain Credit Agreement, dated as of February 24, 2022 (the “2022 Credit Agreement” and together with the Credit Agreement Amendment, the “Credit Agreement”), by, among others, Opco, Holdings, the Administrative Agent and the lenders party thereto (including certain of the Knighthead Funds), (ii) a Second Lien Note Purchase Agreement (the “Original Note Purchase Agreement”), by, among others, the Company, Wilco Holdco, Inc. (“Wilco”), Holdings, Opco, the purchasers from time to time party thereto (the “Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (the “Purchaser Representative”) and (iii) certain other definitive agreements relating to the Transaction (such documents referred to collectively as the “Signing Date Definitive Documents”).

In addition, on the Closing Date, the Company entered into or filed with the Secretary of State of the State of Delaware, as applicable, certain other agreements (collectively, the “Closing Date Definitive Documents”) to implement certain terms of the previously described Amended and Restated Transaction Support Agreement (the “A&R TSA”), dated as of April 17, 2023, by and among the Company and certain of the Company’s affiliates, certain of its first lien lenders under the 2022 Credit Agreement (including certain of the Knighthead Funds), the Administrative Agent, holders of its Series A Senior Preferred Stock (the “Preferred Equityholders”, which includes certain of the Knighthead Funds) and holders of the Shares. The Closing Date Definitive Documents include (i) the First Amendment to Note Purchase Agreement (together with the Original Note Purchase Agreement, the “Note Purchase Agreement”), dated as of the Closing Date, by and among the Company, Wilco, Holdings, Opco, the Purchasers party thereto (in such capacity, the “First Amendment Purchasers”, including certain of the Knighthead Funds) and the Purchaser Representative, pursuant to which, among other things, (A) the First Amendment Purchasers agreed to purchase, and the Company agreed to issue, additional Notes in an aggregate initial principal amount equal to $3,243,302.02 (including $1,645,725.55 to certain of the Knighthead Funds), and (B) KHMF, KHNY and KHSU (collectively, the “Knighthead Delayed Draw Purchasers”) and certain parties thereto (in such capacity, together with the Knighthead Delayed Draw Purchasers, collectively, the “Delayed Draw Purchasers”) agreed to purchase, and the Company agreed to issue, additional Notes after the Closing Date in an aggregate initial principal amount equal up to $25,000,000 (subject to adjustments as set forth therein) (including $12,000,000) to the Knighthead Delayed Draw Purchasers), in each case, subject to the terms and conditions set forth in the Note Purchase Agreement, (ii) the Consent to Amendment No. 2 to Credit Agreement, dated as of the Closing Date, by, among others, Opco, Holdings, the lenders party thereto and the Administrative Agent, which amends the Credit Agreement Amendment, (iii) the First Amended and Restated Certificate of Designation of Series A Senior Preferred Stock of the Company, dated as of June 15, 2023 (the “A&R Series A COD”), which, as agreed under the A&R TSA, (A) revised the Preferred Equityholders’ preexisting rights to designate and elect one director to the Company’s board of directors (the “Board”) to provide that the Preferred Equityholders have the right to appoint three additional directors to the Board (resulting in the right of the Preferred Equityholders to appoint a total of four directors to the Board) until such time after the Closing Date that the Lead Purchaser (in each case, as defined in certain of the transaction agreements entered into in connection with the original issuance of the Series A Senior Preferred Stock) ceases to hold at least 50.1% of the Series A Preferred Senior Stock held by it as of the Closing Date, and (B) removed the provision that eliminated the Preferred Equityholders’ director designation rights upon the Company’s achievement of certain amounts of EBITDA; (iv) the First Amendment to that certain Investors’ Rights Agreement (as amended, the “Investors’ Rights Agreement”), dated as of February 24, 2022, by and among the Company and the Preferred Equityholders listed therein, which made changes similar to those under the A&R Series A COD and further provided that (A) all designee directors of the Preferred Equityholders will be subject to consideration by the Board (acting in good faith and consistent with their review of other Board candidates) and (B) at least one director appointed in accordance with the A&R Series A COD be unaffiliated with (and independent of) the Preferred Equityholders and meet the definition of “independent” under the listing standards of the New York Stock Exchange, and by the Securities and Exchange Commission; (v) the Certificate of Designation of Series B Preferred Stock of the Company, dated as of June 15, 2023 (the “Series B COD”), which Series B Preferred Stock is further described below, (vi) the Registration Rights Agreement, dated as of June 15, 2023, by and among the Company and the Purchasers with respect to the resale of shares of Common Stock into which the Notes are convertible; and (vii) such other related documents and ancillary agreements required to implement the Transaction.

Issuance of New Second Lien PIK Convertible Notes and Series B Preferred Stock

On the Closing Date, pursuant to the Note Purchase Agreement and the other Signing Date Definitive Documents, the Company (i) exchanged $100,000,000 of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders for $100,000,000 aggregate principal amount of a new stapled security, comprised of (A) Notes and (B) shares of Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), which provide the holder thereof with voting rights such that the holders thereof have the right to vote on corporate matters on an as-converted basis as if the conversion occurred at an initial price per share equal to $12.87, and (ii) issued to the First Amendment Purchasers, and the First Amendment Purchasers purchased from the Company, an aggregate principal amount of $3,243,302.02 in Notes and shares of stapled Series B Preferred Stock.

Holders of the Notes will also receive additional Notes upon the in-kind payment of interest at a rate of 8.00% per annum on any outstanding Notes. The Notes are convertible into shares of Common Stock at a fixed conversion price of $12.50 (which reflects the Reverse Stock Split), subject to adjustment.

Appointment of a Director

Effective as of the Closing Date, pursuant to the terms of the Investors’ Rights Agreement and as approved by the Board, Andrew Shannahan (an affiliate of Knighthead) was appointed to the Board to serve as an independent director with a term expiring at the Company’s 2024 annual meeting of stockholders.

Issuance of Knighthead Delayed Draw Notes

On January 30, 2024, pursuant to the Note Purchase Agreement and the other Signing Date Definitive Documents, the Company issued, and Knighthead Delayed Draw Purchasers purchased, a certain number of Notes with an aggregate principal amount equal to $12,000,000 (the “Knighthead Delayed Draw Notes”). The Knighthead Delayed Draw Notes are convertible at any time and from time to time into Shares at a conversion price equal to $12.50 (subject to adjustments specified therein), subject to the terms and conditions set forth in the Note Purchase Agreement. At the time of issuance, the Knighthead Delayed Draw Notes were convertible into 960,000 Shares, thereby increasing the aggregate number of Shares issuable to the Reporting Persons upon the conversion of all the Notes issued to the Reporting Persons to 5,336,510.

This discussion of the Transaction and the other transactions described in Item 6 does not purport to be complete and is qualified in its entirety by reference to the Signing Date Definitive Documents, which are further described in and certain of which are filed as exhibits to, Amendment No. 3 to the Schedule 13D, and the Closing Date Definitive Documents, which are filed as exhibits to Amendment No. 4 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	First Amendment to Note Purchase Agreement (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
99.1	Joint Filing Agreement among the Reporting Persons, dated as of February 8, 2024.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
	Name:	Laura L. Torrado
	Title:	General Counsel

KNIGHTHEAD MASTER FUND, L.P. By: Knighthead Capital Management, LLC, its investment manager
By:	/s/ Laura Torrado
	Name:	Laura L. Torrado
	Title:	General Counsel

KNIGHTHEAD (NY) FUND, L.P. By: Knighthead Capital Management, LLC, its investment advisor
By:	/s/ Laura Torrado
	Name:	Laura L. Torrado
	Title:	General Counsel

KNIGHTHEAD ANNUITY & LIFE ASSURANCE COMPANY By: Knighthead Capital Management, LLC, its investment advisor
By:	/s/ Laura Torrado
	Name:	Laura L. Torrado
	Title:	General Counsel

KNIGHTHEAD DISTRESSED OPPORTUNITIES FUND, L.P. By: Knighthead Capital Management, LLC, its investment manager
By:	/s/ Laura Torrado
	Name:	Laura L. Torrado
	Title:	General Counsel

KHSU SPV LP LLC By: Knighthead Annuity & Life Assurance Company, its sole member
By:	/s/ Laura Torrado
	Name:	Laura L. Torrado
	Title:	Authorized Signatory